SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology REACH2HD Investor Conference Call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 18, 2014

Prana Biotechnology REACH2HD Investor Conference Call

Wednesday 19th February at 9.30am Australian Eastern Daylight Savings Time

(Tuesday 18th February US EST 5.30pm; US PST 2.30pm)

MELBOURNE, Tuesday February 18th, 2014: Prana Biotechnology (ASX: PBT/NASDAQ:PRAN) will hold an investor conference call and webcast for professional investors on Wednesday 19th February at 9.30am Australian Eastern Daylight Savings Time (Tuesday 18th February US EST 5.30pm; US PST 2.30pm) to discuss the results of its Reach2HD Phase 2 clinical trial investigating PBT2 as a treatment for Huntington disease.

The trial results announcement is expected to be released later today.

Investors can participate in the event either by webcast or conference call.

Webcast Link

To participate in the webcast please register via the link below up to 15 minutes prior to the scheduled call commencement:

http://event.on24.com/r.htm?e=753375&s=1&k=DF6BADFC8050EA35D9AECB907FD6620E

Participants in the webcast will have full access to slides and audio but will not be able to ask questions.

Conference call details

To participate in the conference call, please quote conference ID: 58817510.

Australian Participant Dial-In Numbers

Participants can dial either of the numbers below to join the call. They will need to quote the Conference ID provided above.

Toll: +61 2 8038 5221

Toll-free: 1800 123 296

International Participant Dial-In Numbers

Toll-free dial in numbers for each country are listed below. For countries not listed below, the Australian Toll number provided above may be used.

United States Canada China Hong Kong India Japan New Zealand Singapore United Kingdom	1855 293 1544 1855 5616 766 4001 203 085 800 908 865 1800 3010 6141 0120 985 190 0800 452 782 800 616 2288 0808 234 0757

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The presentation will be available at www.pranabio.com and lodged on the ASX 15 minutes prior to the call.

Archive

A recording of the call will be available within 4 hours of the conclusion of the call at http://event.on24.com/r.htm?e=753375&s=1&k=DF6BADFC8050EA35D9AECB907FD6620E for three months from the date of the call.

Due to the expected high number of participants on the call, we recommend you commence registration for the event 15 minutes prior.

Contacts:

Global Investor Relations Lead	Investor Relations (USA)
Rebecca Wilson	Joshua Drumm
T: +61 3 9866 4722	T: +1 (212) 375-2664
E: rwilson@buchanwe.com.au	E: jdrumm@tiberend.com

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com

Forward Looking Statements

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This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

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